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November 29, 2002

To the Shareholders of
International Briquettes Holding

In our capacity as Statutory Auditors appointed by the Shareholders' Meeting held on January 24, 2002, we have audited the unconsolidated balance sheet of International Briquettes Holding (IBH) at September 30, 2002, and the related unconsolidated statements of operations for the year then ended, expressed in constant bolivars at that date. The preparation of these financial statements and their notes is the responsibility of IBH's management.

We conducted our audit in accordance with auditing standards generally accepted in Venezuela. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Espineira, Sheldon y Asociados, the external auditors of IBH, conducted an audit in accordance with auditing standards generally accepted in Venezuela and issued their report on November 27, 2002 on the consolidated financial statements of IBH at September 30, 2002, which provided the main basis for the preparation of this report.

IBH is regulated by the Venezuelan Securities and Exchange Commission (CNV) and, therefore, is required to present its financial statements in conformity with the rules for the preparation of financial statements of entities regulated by the CNV. In the application of the mixed method, these rules differ from generally accepted accounting principles published by the Venezuelan Federation of Public Accountants. The net effect of this difference on the financial statements resulted in a decrease of approximately Bs 3,173 million in the net loss for the year ended September 30, 2002. These rules require the presentation of financial statements on a consolidated basis.

For adjustment of its financial statements for the effects of inflation, IBH applies the mixed method. Accordingly, at September 30, 2002, the Company used appraisals performed by independent appraisers in 1997, which were adjusted by applying specific indices. Accounting principles generally accepted in Venezuela and the rules laid down by the CNV require appraisals used for this purpose to be no older than three years.

In our opinion, based on our audit and mainly on the report issued by the external auditors, except for the possible effect of the matter described in the preceding paragraph, the unconsolidated financial statements audited by us present fairly, in all material respects, the financial position of IBH at September 30, 2002 and the results of its operations for the year ended September 30, 2002, in conformity with the rules for the preparation of financial statements of entities regulated by the CNV, and, accordingly, we recommend their approval.

As described in Note 7 of the audited financial statements, IBH and its subsidiary Venprecar have provided a security package for a portion of a long-term loan received by the related company Orinoco Iron, whose balance at September 30, 2002 amounts to US$ 351 million. In 2001 and 2002 Orinoco Iron has been unable to comply with the conditions of payment and certain covenants set out in this




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loan agreement. Consequently, the balance of this loan is considered by creditor banks as due and payable. Orinoco Iron and its shareholders are currently negotiating with creditor banks to restructure this debt. To date, we are unable to foresee the outcome of this matter and its possible effect, if any, on the financial statements.

As described in Notes 1 and 7 of the audited financial statements international metal prices and delays in start-up and production build-up of the new plant of its affiliate Orinoco Iron have adversely affected the results of operations and financial position of IBH and its affiliates Orinoco Iron and Operaciones RDI, which are part of a Joint Venture between IBH and Broken Hill Proprietary (BHP). In March 2001, BHP announced that it would write off its equity investment in Orinoco Iron and cease any further investment in this project. These factors, the need for additional funding, and the current status of the long-term loan described in the previous paragraph raise substantial doubts as to the capacity of IBH and its affiliates to continue as going concerns. Management of IBH and its affiliate Orinoco Iron are currently negotiating options for obtaining additional funding and a significant reduction of Orinoco Iron's debt. The consolidated financial statements, as well as those used by IBH to recognize its equity in the results of Joint Venture affiliates, have been prepared on the basis of a going concern and do not include adjustments that may arise from the outcome of these uncertainties.





Francisco Amadoz                                   Martin Gonzalez
Statutory Auditor                                  Statutory Auditor
C.P.C. No. 491                                     Colegio de Economistas
                                                   Dtto. Federal y Edo. Miranda
                                                   No. 2246